TELEPHONE: 1-650-461-5600 FACSIMILE: 1-650-461-5700 WWW.SULLCROM.COM	1870 Embarcadero Road Palo Alto, California 94303-3308 LOS ANGELES • NEW YORK • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

December 23, 2019

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ernest Greene
Sherry Haywood
Anne McConnell
Asia Timmons-Pierce

Re:	CPG Newco LLC
Amendment No. 5 to Draft Registration Statement on Form S-1
Submitted December 23, 2019
CIK No. 1782754

Dear Ladies and Gentlemen:

On behalf of our client, CPG Newco LLC (the “Company”), enclosed herewith are a clean copy of the Company’s Amendment No. 5 to the Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Securities and Exchange Commission on December 23, 2019 and a version that is marked to show changes from the Company’s Amendment No. 4 to the Draft Registration Statement submitted on November 12, 2019. Please note that the Company has determined not to enter into a tax receivable agreement in connection with its initial public offering, and all references to the tax receivable agreement have been removed from the Draft Registration Statement.

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Please contact me at (650) 461-5610 if you have any questions.

Very truly yours,

/s/ John L. Savva
John L. Savva

cc:	Jesse Singh, CPG Newco LLC

Ralph Nicoletti, CPG Newco LLC

Greg Jorgensen, CPG Newco LLC

Paul Kardish, CPG Newco LLC

Rachel Sheridan, Latham & Watkins LLP

Samuel Rettew, Latham & Watkins LLP

Rita-Anne O’Neill, Sullivan & Cromwell LLP